

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Stanley A. Hirschman
President
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

> **Re:** **Optex Systems Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 17, 2011**
> **File No. 333-173502**

Dear Mr. Hirschman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 5

1. Please tell us where you filed as an exhibit the agreement that you referred to in your response to prior comment 6.

2. Please tell us when you intend to file the schedule mentioned in your response to prior comment 7.

3. Please expand the appropriate section to provide the disclosure required by Item 506 of Regulation S-K.

Plan of Distribution, page 66

4.   Please reconcile the statement on page 66 that your officers and directors are not associated with a broker-dealer with your disclosure on page 55 of the business experience of Messrs. Okamoto and Richard.

5.   Please disclose that the offering price has been arbitrarily determined by you and bears no relationship to assets, earnings, or any other valuation criteria.

6.   Please discuss the circumstances in which the offering period may be extended.

7.   Please tell us, with a view to disclosure, whether you have the right to accept or reject any subscription, in whole or in part. Also disclose, if applicable, when the returns will be made, such as an immediate return or a return within a certain number of days.

Exhibit 10.32

8.   You should not require investors to make representations that are inconsistent with the facts of your transaction; for example, section 1(d) of this exhibit appears to require investors to represent that this transaction is exempt from registration.

9.   Please tell us why there is a reference in section 5 of the stock purchase agreement to an "Investment Representation Letter." We note that you have not filed the Investment Representation Letter as an exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (E-mail): Jolie G. Kahn, Esq.